LEGION M'S STAN LEE HANDPRINT CEREMONY & HOUSE PARTY!
https://www.youtube.com/watch?v=AP1OGXjQY7g


STAN LEE TRIBUTE
See how Legion M united fans to honor a Legend.
WATCH
FANS
UNITE!

Paul Scanlan: The immeasurable power of fans. It's the driving force behind our new company Legion M, and it's the reason we're all here today. And no one represents the power of fans more than Stan Lee.

Chadwick Boseman: There are a host of proverbs that are used when you describe men who are visionaries. One man said words have power.

Kevin Smith: He didn't teach me to read, but he taught me to enjoy reading. He did not teach me to dream, but he gave me so many things to dream about.

Kevin Fiege: The most unbelievable thing to me about Stan Lee is that he never disappoints. His creations don't disappoint, his imagination doesn't disappoint.

Todd McFarlane: He creates moments with each one of us.

Chadwick Boseman: Those stories have helped us get through cancer. They have helped us when we were bullied at school. What you have done is godly to a certain extent.

Kevin Fiege: And now here in this courtyard forevermore people will know what I've always known which is you have impossibly big shoes to fill.

Stan Lee: I was told to have a few words because there'd be a few people here tonight. Obviously I love you all. You're all fans.

Chadwick Boseman: Stan Lee has taken his vision, placed them inside bubbles, beside pictures with fantastic characters with extraordinary abilities. This has never been exhibited better than when Stan Lee created Black Panther. You have to think about it's beyond civil rights. it's black empowerment. He has made us believe in those universes and in doing so, we as humans aspire to be better just like those characters.

Paul Scanlan: One of the things that Stan's been known to say is that with great power –

Jeff Annison: ...comes great responsibility and that's – that's something like literally, we think about it with the Legion. The fact that we are a collective, we're a group. We're over 15,000 people and we've got this amazing power but there's also this amazing responsibility that comes with it.

Stan Lee: I've been the luckiest man in the world because I've had friends. Been lucky to have a wonderful wife.

Paul Scanlan: A lot of people call him the Mark Twain or the William Shakespeare of our generation. And I believe that wholeheartedly.

Stan Lee: Shakespeare was pretty good, too.

Clark Gregg: Thank you, Stan. Thank you for sharing the incredible worlds of your imagination with us. May we take it ever higher or in other words...

Stan Lee: Excelsior!